SCHLUETER & ASSOCIATES, P.C.
                       707 Seventeenth Street, Suite 2900
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880

                                  June 19, 1997



VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



         Re: Application to Withdraw Registration Statement on Form SB-2 Filed by Patcomm Corporation
                  SEC Registration No. 333-21907



Ladies and Gentlemen:

     On behalf of Patcomm Corporation, a Nevada corporation (the "Registrant"), we hereby make application to the Securities and Exchange Commission (the "Commission") for withdrawal of the above-referenced Registration Statement, with such application to be approved effective June 19, 1997, or at the earliest practicable date thereafter. On February 14, 1997, the Registrant filed a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended ("Act"), for a best-efforts underwritten public offering of up to 1,265,000 shares of the Registrant's Common Stock. The Registrant's underwriter has advised that it is not in a position at this time to proceed with the proposed offering of securities covered by the Registration Statement. In light of the underwriter's advise that it will not proceed with the offering at this time and the Registrant's need for further funding in the immediate future, the Registrant believes that withdrawal of the Registration Statement is necessary. We note that the underwriter has advised that there was no distribution of a "Red Herring." The filing fee for the Registration Statement was wire transferred to the Commission's "lock-box" at the time of the initial filing, and the Registrant understands that this fee will not be returned to it.

Securities and Exchange Commission
June 19, 1997
Page 2

     This application to withdraw the Registration Statement is being made pursuant to Rule 477 adopted under the Act. Management of the Registrant believes that approval of this application for withdrawal would be consistent with the public interest and the protection of investors.

     Andrew Garrett, Inc., as the Representative of the Underwriters, has advised us that the proposed offering was to be reviewed by the National
Association of Securities Dealers, Inc. ("NASD"). We will advise the NASD of this application for withdrawal by separate letter and include a copy of this application for withdrawal as an attachment to that letter.

     Please direct any comments or questions that you may have concerning this request to withdraw the Registration Statement to either the undersigned or Charles L. Borgman at the above telephone number or facsimile number. For E-Mail purposes, the undersigned may be reached at 76304,3546 on Compuserve or from other services at 76304.3546@compuserve.com.

                                              Sincerely,

                                              SCHLUETER & ASSOCIATES, P.C.



                                              Henry F. Schlueter
HFS/emd

c:       Patcomm Corporation
         Andrew Garrett, Inc.
         Winter, Scheifley & Associates, P.C.
         John E. Lawlor, Esq.
         National Association of Securities Dealers, Inc.